Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

STEELE CREEK CAPITAL CORP

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$5,136,733.00	0.0001381	$709.38

Total Transaction Valuation:		$5,136,733.00
Total Fees Due for Filing:				$709.38
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$709.38